UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission file number 1-8036

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
530 HERMAN O. WEST DRIVE
EXTON, PA 19341-1147
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The West Contract Manufacturing Savings and Retirement Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
For the Years Ended December 31, 2023 and 2022

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
West Contract Manufacturing Savings and Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the West Contract Manufacturing Savings and Retirement Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule H line 4i schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd

We have served as the Plan’s auditor since 2009.

West Chester, Pennsylvania
June 26, 2024

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
Assets:

Investments:
Investments at fair value (Note D)	$8,498,809	$6,760,356
Plan interest in Master Trust (Note C)	—	310,388
Total investments	8,498,809	7,070,744

Receivables:
Employer contributions	227,030	227,746
Notes receivable from participants	230,514	226,044
Total receivables	457,544	453,790

Total assets	8,956,353	7,524,534

Liabilities:
Excess contributions payable	15,848	16,031

Net assets available for benefits	$8,940,505	$7,508,503

The accompanying Notes are an integral part of these statements.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Additions:
Investment income (loss):
Interest and dividend income	$272,496	$360,041
Net appreciation (depreciation) in fair value of investments	957,942	(1,860,355)
Plan interest in Master Trust net investment income (loss)	174,324	(366,373)
Net investment income (loss)	1,404,762	(1,866,687)

Interest income on notes receivable from participants	12,266	10,115

Contributions:
Employer	455,046	451,474
Participant	453,927	460,350
Total contributions	908,973	911,824

Total additions (reduction)	2,326,001	(944,748)

Deductions:
Benefits paid	886,263	897,742
Plan expenses	7,736	7,321
Total deductions	893,999	905,063

Net increase (decrease)	1,432,002	(1,849,811)

Net assets available for plan benefits:
Beginning of the year	7,508,503	9,358,314
End of the year	$8,940,505	$7,508,503

The accompanying Notes are an integral part of these statements.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
NOTE A - Description of Plan

The following description of the West Contract Manufacturing Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution plan that was established January 1, 1993, and subsequently amended. The Plan was most recently amended effective January 1, 2022. Full-time employees of West Contract Manufacturing LLC (the “Employer”), a subsidiary of West Pharmaceutical Services, Inc. (the "Company"), who are at least eighteen years of age are immediately eligible to participate in the Plan. The Plan is subject to the provisions of the ERISA, as amended, and is designed to comply with Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011 (the “Code”), as amended.

Master Trust
Effective August 1, 2023, recordkeeping services for the Plan transferred from Vanguard Fiduciary Trust Company ("VFTC"), who held the Master Trust investments effective January 3, 2011, to Fidelity Management Trust Company (“FMTC”). The sole investment in the Master Trust was common stock of the Company (the “West Stock Fund”). As part of the transfer, the West Pharmaceutical Services, Inc. Master Trust for Defined Contribution Plans, which included the West Pharmaceutical Services Inc. 401(k) Plan, was terminated and the West Contract Manufacturing Savings and Retirement Plan Trust, a single plan trust, was adopted effective August 1, 2023. References to the "Trust" within this filing refer to the West Pharmaceutical Services, Inc. Master Trust for Defined Contribution Plans through July 31, 2023 and the West Contract Manufacturing Savings and Retirement Plan Trust on and after August 1, 2023. With the transfer to FMTC, the West Stock Fund moved from a unitized stock fund to actual stock held in participant accounts. See Note C for more information regarding the Master Trust.

Automatic Enrollment and Escalation
Employees hired on January 1, 2020 or later are automatically enrolled in the Plan 30 days following their date of hire at a pre-tax contribution rate of 3% of eligible compensation. Furthermore, this rate will increase by 1% on April 1st every year until a 10% contribution deferral rate is reached. Employees may choose to decline participation or escalation by contacting FMTC, recordkeeper for the Plan.

Employee Contributions
Eligible employees may contribute up to 50% of pre-tax annual compensation and 10% of after-tax annual compensation, provided such contributions do not exceed the limits of the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Company Matching Contributions
The Company matches 100% of the first 3% of compensation that a participant contributes to the Plan and 50% of the next 2% of compensation contributed to the Plan.

Non-Elective Company Contributions
Beginning in 2019, all employees were eligible to receive a Non-Elective Company Contribution to the Plan equal to 3% of the employee’s compensation. Employees must be employed on December 31 or have terminated employment during the year due to death, total and permanent disability, or in connection with an involuntary reduction in force such as a restructuring, reorganization, plant closure, or mass layoff or have reached age 55 with at least 10 years of service to be eligible for the annual Non-Elective Company Contribution.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
The Non-Elective Company Contribution is made annually and will be allocated to participant accounts no later than the March 15 that follows the end of the previous calendar year.

Investments
The Plan offers mutual funds and the West Stock Fund as investment options for participants. The Company’s Investment Committee periodically reviews, and may make changes to, the investment alternatives available.

Participants may change or transfer their investment options at any time. Company matching contributions and Non-Elective Company Contributions are invested according to the investment allocations made for participant contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each account is self-directed and is credited with the participant’s contribution, the Company’s Matching Contribution and any applicable Non-Elective Company Contributions, and an allocation of Plan earnings (losses). Participant accounts are charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions and Company Matching Contributions, plus earnings thereon. Participants become vested in the Non-Elective Company Contributions after completing three years of service with the Company. All contributions are 100% vested when a participant reaches age 65, dies, becomes totally and permanently disabled or upon plan termination.

Notes Receivable from Participants
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant’s account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the prevailing interest rate determined by the Plan Administrator on the date the loan is made. At December 31, 2023, the interest rate on outstanding loans ranged from 4.25% to 9.50%. At December 31, 2022, the interest rate on outstanding loans ranged from 4.25% to 7.25%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant’s employment, or termination of service due to death, disability or retirement. Participants may make annual in-service withdrawals in accordance with the provisions outlined in the Plan document. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. See Note D for discussion of fair value measurements, with the exception of the Master Trust, which is discussed in Note C. Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in its statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Administrative expenses of the Plan are paid jointly by participants and the Employer.

NOTE C - Master Trust

As mentioned in Note A, a portion of the Plan’s investments were held in a Master Trust, commingled with assets of another Company-sponsored retirement plan. The sole investment in the Master Trust was the West Stock Fund.

The total fair value of the Master Trust’s investment in the West Stock Fund, as of December 31, 2023 and 2022, was $0 and $50,380,941, respectively. The West Stock Fund was valued at the year-end unit closing price, which is comprised of the quoted market price of the Company stock plus an uninvested cash portion, which is considered a Level 1 fair value measurement.

Effective January 1, 2022, the Plan was amended to freeze the investment of contributions and accounts in the common stock of the Plan sponsor.

The changes in net assets for the Master Trust for the years ended December 31 are as follows:

	2023	2022
Dividends	$77,919	$166,548
Net appreciation (depreciation) in fair value of common stock	27,123,780	(53,922,978)
Net investment income (loss)	27,201,699	(53,756,430)
Net deductions and interfund transfers	(8,573,786)	(10,864,695)
Net transfers to FMTC	(69,008,854)	—
Decrease in net assets	(50,380,941)	(64,621,125)

Net assets:
Beginning of year	50,380,941	115,002,066
End of year	$—	$50,380,941

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
The Plan’s share of the Master Trust’s net assets and investment activities was based upon the total of each individual participant’s share of the Master Trust. The Plan’s interest in the net assets of the Master Trust was 0.00% and 0.62% as of December 31, 2023 and 2022, respectively.

The following tables summarize the Plan's investments in the Master Trust for the years ended December 31:

	Master Trust Balance	Plan's Interest in Master Trust Balance
	2023	2023
Common Stock	$—	$—
Total investments at fair value	$—	$—

	Master Trust Balance	Plan's Interest in Master Trust Balance
	2022	2022
Common Stock	$50,380,941	$310,388
Total investments at fair value	$50,380,941	$310,388

NOTE D - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:    Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:    Unobservable inputs that reflect the reporting entity’s own assumptions.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
The following tables summarize the Plan’s investments, excluding the Master Trust, that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2023
Mutual funds	$8,047,052	$—	$—	$8,047,052
West Pharmaceutical Services, Inc. Common Stock	451,757	—	—	451,757
Total Investments at fair value	$8,498,809	$—	$—	$8,498,809

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2022
Mutual funds	$6,760,356	$—	$—	$6,760,356
Total Investments at fair value	$6,760,356	$—	$—	$6,760,356

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds and common stock: The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges.

NOTE E - Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE F - Related Party and Party-in-Interest Transactions

The Plan invested in the West Stock Fund, as defined by the Plan, through July 31, 2023. As of August 1, 2023, the West Stock Fund moved from a unitized stock fund to actual stock held in participant accounts. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants qualify as party-in-interest transactions.

NOTE G - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants’ accounts will be distributed in accordance with the provisions of the Plan.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
NOTE H - Tax Status

The Plan obtained its latest determination letter on January 23, 2018, in which the Puerto Rico Department of Treasury (“Treasury”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since requesting the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or Treasury. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2023, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations prior to 2019.

NOTE I - Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 26, 2024, and has determined that no significant events occurred after December 31, 2023 but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

	PLAN EIN: 86-0640193
	PLAN NUMBER: 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	American Funds EuroPacific Growth Fund Class R6	Mutual Fund	**	$538,594
	MFS Global Equity Fund Class R6	Mutual Fund	**	87,919
	PIMCO Inflation Response Multi-Asset Fund Institutional Class	Mutual Fund	**	13,413
	Vanguard Cash Reserve Federal MM Fund	Mutual Fund	**	325,654
	Vanguard Diversified Equity Fund	Mutual Fund	**	1,740,275
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	963,270
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	197,565
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	268,105
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	240,600
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	152,730
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	210,813
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	114,655
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	66,761
	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	19,758
	Vanguard Target Retirement 2065 Fund	Mutual Fund	**	19,964
	DoubleLine Core Plus Fixed Income Fund	Mutual Fund	**	111,230
	Vanguard Target Retirement Income Fund	Mutual Fund	**	395,882
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	**	630,666
	Vanguard Total International Stock Index Fund Admiral Shares	Mutual Fund	**	110,958
	Vanguard Total Stock Market Index Fund Institutional Shares	Mutual Fund	**	1,747,872
	Vanguard Total World Stock Index Fund Admiral Shares	Mutual Fund	**	90,368
*	West Pharmaceutical Services, Inc. Common Stock	Common Stock	**	451,757
*	Participant Loans	4.25% - 9.50%	$0	230,514
				$8,729,323

*	Party-in-interest
**	Cost has been omitted, as investment is participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST CONTRACT MANUFACTURING SAVINGS AND RETIREMENT PLAN

By: /s/ Annette F. Favorite
Annette F. Favorite
Plan Administrator

Date:  June 26, 2024

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm